UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No   ☒

October 29, 2010

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of September 30, 20101,2

Third quarter 2010 summary

•	PEMEX’s net loss decreased by Ps. 0.9 billion, from Ps. 3.7 to Ps. 2.8 billion, primarily as a result of an increase in the reference prices of products sold.

•

Crude oil production remained constant at 2,567 thousand barrels per day (Mbd),as compared to the same period of 2009 which is primarily explained by an increase in the production of light and extra-light crude oil.

First nine months 2010 summary

•	During the first nine months of 2010, PEMEX’s net cash flow from operating activities before taxes and duties totaled Ps. 548.8 billion.

•	Net loss amounted to Ps. 21.4 billion, 27.5% lower than the net loss recorded during the same period of 2009, primarily as a result of higher reference prices of products sold.

•	Crude oil production remained above 2.6 million barrels per day, primarily as a result of the mitigation of Cantarell’s decline.

Chart 1

Net income evolution 3Q09 vs. 3Q10

Billion pesos

[1]	Please review the last page of this report where you will find important specifications related to the information here included.
[2]	If no further specification is included, all changes are made against the same period of the last year.

PEMEX Results Report as of September 30, 2010	1

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PEMEX

Financial Results as of September 30, 2010

Table 1
PEMEX
Consolidated income statement

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	293,445	317,568	8.2%	24,124	24,800	779,355	939,017	20.5%	159,662	73,837
Domestic sales	160,816	171,338	6.5%	10,522	13,381	433,960	507,706	17.0%	73,745	39,922
Exports	131,336	144,746	10.2%	13,410	11,304	341,357	427,116	25.1%	85,760	33,585
Services income	1,293	1,484	14.8%	191	116	4,038	4,195	3.9%	157	330
Cost of sales	125,023	156,258	25.0%	31,235	12,203	352,057	450,628	28.0%	98,571	35,434
Gross income	168,422	161,310	-4.2%	(7,112)	12,598	427,298	488,389	14.3%	61,091	38,403
General expenses	24,661	25,575	3.7%	914	1,997	69,361	74,879	8.0%	5,518	5,888
Transportation and distribution expenses	8,330	7,832	-6.0%	(498)	612	23,777	23,655	-0.5%	(123)	1,860
Administrative expenses	16,331	17,743	8.6%	1,412	1,386	45,584	51,224	12.4%	5,640	4,028
Operating income (loss)	143,761	135,736	-5.6%	(8,025)	10,600	357,937	413,510	15.5%	55,573	32,515
Other revenues (expenses)	12,360	12,737	3.0%	377	995	24,875	58,819	136.5%	33,944	4,625
IEPS accrued	15,961	13,900	-12.9%	(2,061)	1,086	17,665	57,421	225.1%	39,757	4,515
Other	(3,601)	(1,163)	67.7%	2,437	(91)	7,210	1,398	-80.6%	(5,813)	110
Comprehensive financing result	(11,841)	6,862	158.0%	18,704	536	(21,922)	(9,624)	56.1%	12,298	(757)

Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(502)	255	150.8%	757	20	(1,055)	369	135.0%	1,424	29

Income before taxes and duties	143,778	155,590	8.2%	11,812	12,151	359,835	463,074	28.7%	103,239	36,413

Taxes and duties	147,468	158,348	7.4%	10,881	12,366	389,365	484,495	24.4%	95,130	38,097
Net loss	(3,690)	(2,758)	25.2%	932	(215)	(29,529)	(21,420)	27.5%	8,109	(1,684)

Table 2
PEMEX
Financial ratios

	Third quarter (Jul.-Sep.)			Nine months ending Sep. 30,
	2009	2010	Change	2009	2010	Change
Cost of sales / Total revenues (including IEPS)	40.4%	47.1%	6.7	44.2%	45.2%	1.1

D&A / Operating costs & expenses	13.6%	13.6%	(0.0)	14.9%	13.4%	(1.5)

Operating income (including IEPS) / Total revenues (including IEPS)	51.6%	45.1%	(6.5)	47.1%	47.3%	0.1
Taxes and duties / Total revenues (including IEPS)	47.7%	47.8%	0.1	48.9%	48.6%	(0.2)
Earnings Before Interest, Taxes depreciation and amortization (EBITDA) / Financial cost (excludes capitalized interest)	21.3	18.3	(3.1)	9.1	10.3	1.2

Chart 2 Crude oil prices	Chart 3 Natural gas price (Henry Hub)

PEMEX Results Report as of September 30, 2010	2

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PEMEX

Sources: Reuters and PEMEX.	Sources: Reuters and PEMEX.

Chart 4 Regular gasoline price in the American Coast of the Gulf of Mexico	Chart 5 Exchange rate peso-dollar

Sources: Reuters and PEMEX.	Sources: Reuters and PEMEX.

Total revenues from sales and services

Table 3
PEMEX
Sales and service revenues

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services (including IEPS)	309,405	331,468	7.1%	22,063	25,886	797,020	996,438	25.0%	199,418	78,352
Total revenues from sales and services	293,445	317,568	8.2%	24,124	24,800	779,355	939,017	20.5%	159,662	73,837
Domestic sales (including IEPS)	176,776	185,238	4.8%	8,461	14,466	451,625	565,127	25.1%	113,502	44,437
Domestic sales	160,816	171,338	6.5%	10,522	13,381	433,960	507,706	17.0%	73,745	39,922
Dry gas	13,199	17,168	30.1%	3,970	1,341	43,844	53,802	22.7%	9,958	4,231
Petroleum products (including IEPS)	158,584	161,575	1.9%	2,991	12,618	393,192	490,335	24.7%	97,143	38,556
Petroleum products	142,624	147,675	3.5%	5,052	11,533	375,527	432,914	15.3%	57,387	34,041
IEPS	15,961	13,900	-12.9%	(2,061)	1,086	17,665	57,421	225.1%	39,757	4,515
Gasolines	68,903	74,351	7.9%	5,448	5,806	187,875	216,133	15.0%	28,259	16,995
Fuel oil	20,682	14,518	-29.8%	(6,164)	1,134	37,607	43,286	15.1%	5,680	3,404
Diesel	32,336	36,254	12.1%	3,918	2,831	88,365	105,026	18.9%	16,661	8,258
LPG	11,704	12,727	8.7%	1,023	994	36,208	38,528	6.4%	2,320	3,030
Jet fuel	4,790	5,781	20.7%	992	451	13,065	17,454	33.6%	4,389	1,372
Other	4,209	4,044	-3.9%	(166)	316	12,407	12,486	0.6%	79	982
Petrochemical products	4,994	6,494	30.0%	1,500	507	14,589	20,990	43.9%	6,401	1,650
Exports	131,336	144,746	10.2%	13,410	11,304	341,357	427,116	25.1%	85,760	33,585
Crude oil and condensates	111,717	125,312	12.2%	13,596	9,786	288,656	371,933	28.8%	83,276	29,246
Dry gas	237	63	-73.2%	(173)	5	1,231	419	-66.0%	(812)	33
Petroleum products	13,098	12,117	-7.5%	(982)	946	35,547	32,353	-9.0%	(3,194)	2,544
Petrochemical products	6,284	7,254	15.4%	970	566	15,922	22,412	40.8%	6,489	1,762
Services revenues	1,293	1,484	14.8%	191	116	4,038	4,195	3.9%	157	330

3Q10	Total sales, including revenues from IEPS credit, increased by 7.1% in the third quarter of 2010 as compared to the same quarter of 2009, to Ps. 331.5 billion (U.S.$25.9 billion).

Jan.-Sep. 10	In the first nine months of 2010, total sales, including revenues from IEPS credit, increased by 25.0%, to Ps. 996.4 billion (U.S.$78.4 billion) as compared to the same period of 2009.

The increases in both the third quarter and the first nine months of 2010 were primarily a result of higher crude oil, natural gas, and petroleum products prices, particularly of fuel oil, gasoline, turbosine and diesel.

PEMEX Results Report as of September 30, 2010	3

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PEMEX

Domestic sales

3Q10

Domestic sales, including IEPS credit, increased by 4.8% as compared to the third quarter of 2009, to Ps. 185.2 billion (U.S.$14.5 billion), which is primarily explained by:

•  Increased sales of petroleum products, representing 87.2% of the total variation in domestic sales. This variation was mainly due to higher prices and volumes of diesel, gasoline and fuel oil.

•  Sales of dry natural gas, which increased by 30.1% to Ps. 17.2 billion, primarily due to an increase in princes (as reference, the Midpoint Henry Hub natural gas price increased by 36.9% between the third quarter of 2009 and the third quarter of 2010).

•  Sales of petrochemical products, which increased by 30%, to Ps. 6.5 billion, primarily as a result of higher average prices for such products.

Jan.-Sep. 10	During the first nine months of 2010, domestic sales, including IEPS credit, increased by 25.1% as compared to the first nine months of 2009, to Ps. 565.1 billion (U.S.$44.4 billion).

The increases in domestic sales in both periods of 2010 were primarily due to higher fuel oil, gasoline, turbosine, diesel, and natural gas prices.

Exports
Chart 6 Crude exports by region 3Q10 (Mbd)

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PEMEX

3Q10

Export sales increased by 10.2% in the third quarter of 2010 as compared to the same quarter of 2009, to Ps. 144.7 billion (U.S.$11.3 billion), as follows:

•  Crude oil and condensates export sales increased by 12.2%, to Ps. 125.3 billion, primarily due to an 8.5% increase in the weighted average export price of the Mexican crude oil basket from U.S.$63.91 to U.S.$69.32 per barrel and an increase in sales volume from 1,179 to 1,358 (Mbd) thousand barrels per day.

•  Petroleum products export sales decreased by 7.5%, to Ps. 12.1 billion, primarily as a result of decreased long-residual sales.

•  Petrochemical export sales increased by 15.4%, to Ps. 7.3 billion, primarily due to an increase in sulphur and buthadiene prices.

•  Dry natural gas export sales decreased by 73.2%, due to a lower availability.

Jan.-Sep. 10	In the first nine months of 2010, export sales increased by 25.1%, as compared to the same period of 2009, to Ps. 427.1 billion (U.S.$33.6 billion), primarily due to increases in crude oil export prices and volume, which were partially offset by an appreciation of the Mexican peso against the U.S. dollar.

Cost of Sales

3Q10

Cost of sales increased by 25.0% in the third quarter of 2010 as compared to the same quarter of 2009, to Ps. 156.3 billion, primarily as a result of increased purchases of imported products.

Cost of sales as a percentage of total sales (including IEPS credit) was 47.1%, an increase of 6.7 percentage points as compared to same quarter of 2009.

Jan.-Sep. 10

In the first nine months of 2010, cost of sales increased by 28.0% as compared to the first nine months of 2009, to Ps. 450.6 billion (U.S.$35.4 billion). This variation was primarily due to:

•  a Ps. 66.8 billion increase in purchases of imported products to be sold in Mexico, primarily gasoline, diesel, premium gasoline, liquefied petroleum gas, and naphtas;

•  a Ps. 21.5 billion unfavorable inventory variation. This was due to inventories being valued at market prices in 2009 and at production costs in 2010.

•  a Ps. 10.3 billion increase in the net cost for the period of employee benefits.

Cost of sales as a percentage of total sales, including IEPS credit, was 45.2%, 1.1 percentage points higher than the percentage recorded in the first nine months of 2009.

PEMEX Results Report as of September 30, 2010	5

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PEMEX

Operating costs and expenses

Table 4
PEMEX
Operating costs and expenses
	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	149,683	181,832	21.5%	32,149	14,200	421,418	525,507	24.7%	104,088	41,322
Cost of sales	125,023	156,258	25.0%	31,235	12,203	352,057	450,628	28.0%	98,571	35,434
General expenses	24,661	25,575	3.7%	914	1,997	69,361	74,879	8.0%	5,518	5,888

Transportation and distribution expenses	8,330	7,832	-6.0%	(498)	612	23,777	23,655	-0.5%	(123)	1,860

Administrative expenses	16,331	17,743	8.6%	1,412	1,386	45,584	51,224	12.4%	5,640	4,028

Net cost for the period of employee benefits	24,093	29,413	22.1%	5,320	2,297	72,278	88,239	22.1%	15,961	6,938

Depreciation and amortization expenses	20,297	24,651	21.5%	4,355	1,925	62,865	70,422	12.0%	7,558	5,537

Net Cost for the Period of Employee Benefits

Increases in the net cost for the period of employee benefits for both, the third quarter and the first nine months of 2010, were result of the natural increase of employees’ age and seniority, as well as an update of related actuarial assumptions.

Depreciation and amortization

Approximately 85% of total depreciation and amortization expenses were attributable to hydrocarbon exploration and production assets.

Other Revenues (Expenses)

Both quarterly and cumulative variations were a result of greater IEPS credit. We note that for the purpose of this analysis, the accrued amount of IEPS creditable has been added to domestic sales of petroleum products.

Comprehensive Financing Result

Table 5
PEMEX
Comprehensive financing result
	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	(11,841)	6,862	158.0%	18,704	536	(21,922)	(9,624)	56.1%	12,298	(757)
Financial income	12,279	16,227	32.2%	3,948	1,267	35,560	35,837	0.8%	277	2,818
Financial cost	(9,372)	(11,107)	-18.5%	(1,735)	(867)	(56,551)	(61,326)	-8.4%	(4,775)	(4,822)

Exchange gain (loss)	(14,748)	1,742	111.8%	16,490	136	(931)	15,865	1805.0%	16,796	1,248

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PEMEX

3Q10	In the third quarter of 2010, comprehensive financing result amounted to Ps. 6.9 billion, an increase of Ps. 18.7 billion, as compared to the same period of 2009. These results were primarily due to the appreciation of the Mexican peso against the U.S. dollar during the quarter, as compared to the depreciation during the same period of 2009.

Jan.-Sep. 10	During the first nine months of 2010, comprehensive financing result consisted in a cost of Ps. 9.6 billion, a Ps. 12.3 billion decrease as compared to the cost of the same period of 2009. The variation was a result of a 4.3% appreciation of the Mexican peso against the U.S. dollar during the first nine months of 2010, as compared to a 0.3% appreciation during the same period of 2009.

Taxes and Duties

Table 6
PEMEX
Taxes and duties
	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total taxes and duties	147,468	158,348	7.4%	10,881	12,366	389,365	484,495	24.4%	95,130	38,097
Hydrocarbon duties	144,334	153,979	6.7%	9,645	12,025	379,618	476,028	25.4%	96,410	37,431
Ordinary hydrocarbons duty	120,205	130,016	8.2%	9,812	10,154	316,934	402,979	27.1%	86,045	31,687
Duty for scientific and technological research on energy	665	938	41.1%	273	73	1,806	2,862	58.5%	1,056	225
Duty for oil monitoring	7	7	7.2%	0	1	18	21	19.3%	3	2
Hydrocarbons duty for the stabilization fund	19,598	18,435	-5.9%	(1,162)	1,440	51,559	55,739	8.1%	4,180	4,383
Extraordinary duty on crude oil exports	—	1,788		1,788	140	—	6,285		6,285	494

Duty on hydrocarbons extraction	871	1,030	18.3%	160	80	1,730	2,565	48.3%	835	202

Special hydrocarbons duty	2,172	669	-69.2%	(1,502)	52	5,673	2,532	-55.4%	(3,141)	199
Sole hydrocarbons duty	818	1,095	33.8%	277	86	1,899	3,045	60.4%	1,147	239
Other taxes and duties	3,134	4,369	39.4%	1,235	341	9,747	8,466	-13.1%	(1,281)	666

Increases in taxes and duties for both the third quarter and first nine months of 2010, were a result of increased average reference prices.

Net income (loss)

3Q10	In the third quarter of 2010, PEMEX recorded a net loss of Ps. 2.8 billion (U.S. $0.2 billion), a Ps. 0.9 billion decrease in net loss as compared to the net loss recorded in the same quarter of 2009.

Jan.-Sep. 10	In the first nine months of 2010, PEMEX recorded a net loss of Ps. 21.4 billion (U.S. $1.7 billion), as compared to a net loss of Ps. 29.5 billion in the first nine months of 2009.

Both the net loss recorded during the quarter and during the first nine months of 2010 were a result of taxes and duties being higher than the income before taxes and duties.

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PEMEX

Results by Subsidiary Entities

Chart 7

Net income (loss) by Subsidiary Entity

(Billion Mexican pesos)

Note: In accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss, therefore, there may be differences between data disclosed in this section and those included in the table “Business Segment Information” in the Annex.

PEP	During the first nine months of 2010, operating income per barrel of oil equivalent (boe) of Pemex-Exploration and Production (PEP) increased by 31.1%, to U.S.$25.7 per barrel, primarily as a result of higher crude oil and natural gas prices. Additionally, the effective rate of taxes and duties over operating income decreased by five percentage points, to 89.7%. Therefore, PEP recorded net income of Ps. 32.3 billion during the first nine months of 2010, as compared to a net loss of Ps. 10.8 billion during the same period of 2009.

Table 7
PEMEX
Selected indices

	Nine months ending Sep. 30,
Pemex - Exploration and Production	2009	2010	Change	2010
				(U.S.$/boe)
Total sales / Hydrocarbons production (Ps. / boe)	513.28	637.91	124.6	40.1
Operating income / Hydrocarbons production (Ps. / boe)	355.1	466.5	111.4	27.7
Net income / Hydrocarbons production (Ps. / boe)	-9.5	29.1	38.6	-0.7
Taxes and duties / Operating income	94.6%	89.7%	(5.0)

Note: As of September 30, 2010, in accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss. Therefore, there may be differences between data disclosed in this section and those included in the table “Business Segment Information” in the Annex.

PR	Pemex-Refining (PR) recorded a net operating loss of Ps. 116.9 billion in the first nine months of 2010; this in turn generated a net loss of Ps. 69.4 billion for the period. The difference between net operating loss and net loss is primarily explained by the negative IEPS credit.

During the first nine months of 2010, PR recorded a net loss that was Ps. 36.5 billion higher than the net loss recorded during the same period of 2009. This increase in net loss is primarily explained by the fact that PR’s IEPS credit did not cover total spending incurred for transportation and distribution of both diesel and gasoline.

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PEMEX

Chart 8

Quarterly variable refining margin

(U.S. Dollars per barrel)

Chart 9

Accumulated variable refining margin

(U.S. Dollars per barrel)

The decreases in PEMEX’s variable refining margins[4] during 2010 are primarily explained by: (i) the behavior of international crude oil and petroleum products prices; and (ii) non-scheduled shut-downs of equipment responsible for the production of higher value-added products.

PGPB	Pemex-Gas and Basic Petrochemicals (PGPB) recorded net operating income of Ps. 0.8 billion, as compared to a net operating loss of Ps. 1.1 billion during the same period of 2009. As a result, PGPB recorded a net income of Ps. 2.8 billion during the first nine months of 2010, as compared to net income of Ps. 1.4 billion during the first nine months of 2009. The main driver of this variation was the increase of natural gas prices. The reference indicator increased by 20.4% during the first nine months of 2010, as compared to the same period of 2009.

PPQ	The operating loss recorded by Pemex-Petrochemicals (PPQ) decreased by 18.6% in the first nine months of 2010, as compared to the same period of 2009, to Ps. 11.5 billion. In addition, the net loss of PPQ decreased by 11.9% during the first nine months of 2010, to Ps. 12.3 billion, as compared to a net loss of Ps. 14.0 billion during the same period of 2009. This decrease in net loss is primarily due to resumed operations of the aromatics train at the Cangrejera Petrochemical Complex in January 2010, using imported naphtha instead of gasoline, and stopping long-residual production.

[4]

PEMEX’s variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated by subtracting from total revenues the cost of raw materials, internal consumption (consisting of fuel oil and natural gas used to operate the refineries) and auxiliary services (electric power, water and catalysts).

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PEMEX

Consolidated Balance Sheet as of September 30, 2010

Table 8
PEMEX
Consolidated balance sheet

	As of September 30,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total assets	1,390,585	1,387,850	-0.2%	(2,735)	111,018
Current assets	451,336	341,223	-24.4%	(110,113)	27,295
Cash and cash equivalents	178,844	121,622	-32.0%	(57,222)	9,729
Accounts, notes receivable and other	178,656	183,879	2.9%	5,223	14,709
Inventories	93,836	35,723	-61.9%	(58,114)	2,858
of products	89,347	31,393	-64.9%	(57,954)	2,511
of materials	4,490	4,330	-3.6%	(160)	346
Investment in securities	10,255	10,279	0.2%	23	822
Property, plant and equipment	916,606	1,023,404	11.7%	106,798	81,865
Other assets	12,389	12,944	4.5%	556	1,035

Total liabilities	1,390,024	1,476,398	6.2%	86,373	118,101
Current liabilities	251,586	237,878	-5.4%	(13,708)	19,029
Short-term debt	137,789	112,309	-18.5%	(25,480)	8,984
Suppliers	45,901	57,127	24.5%	11,226	4,570
Accounts and accrued expenses payable	31,421	28,760	-8.5%	(2,661)	2,301
Taxes and duties payable	36,475	39,682	8.8%	3,208	3,174
Long-term liabilities	1,138,438	1,238,519	8.8%	100,081	99,073
Long-term debt	545,440	540,519	-0.9%	(4,921)	43,238
Reserve for sundry creditors and others	40,526	51,548	27.2%	11,022	4,123
Reserve for employee benefits	545,558	639,724	17.3%	94,167	51,173
Deferred taxes	6,914	6,728	-2.7%	(186)	538
Total equity	561	(88,548)		(89,109)	(7,083)
Total liabilities and equity	1,390,585	1,387,850	-0.2%	(2,735)	111,018

Table 9
PEMEX
Selected financial indices

	As of September 30,
	2009	2010	Change
Property, plant and equipment / Assets	65.9%	73.7%	7.8%
Debt / Total liabilities and equity	49.1%	47.0%	-2.1%
Working capital (Ps. MM)	199,749	103,345	-48.3%

Current assets	Current assets as of September 30, 2010 had decreased by 24.4% as compared to September 30, 2009, to Ps. 341.2 billion. This was primarily as a result of (i) a decrease of Ps. 58.1 billion in inventories valuation, and (ii) a decrease of Ps. 57.2 billion in cash and cash equivalents. Most of the variation was a result of inventories being evaluated at production costs in 2010 instead of at market prices as in 2009.

Current liabilities	Current liabilities as of September 30, 2010 decreased by 5.4% as compared to September 30, 2009, to Ps. 237.9 billion, primarily due to a Ps. 25.5 billion decrease in short-term debt.

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Property, plant and equipment	Property, plant and equipment as of September 30, 2010 increased by 11.7%, or Ps. 106.8 billion as compared to September 30, 2009, to Ps. 1,023.4 billion. The increase is explained by the effect of the new investments over the last 12 months.

Investing Activities

Budget 2010

PEMEX expects to invest approximately Ps. 263.4 billion[5] during 2010. The estimated allocation of these investments is6 :

•   Ps. 220.0 billion to Pemex-Exploration and Production, Ps. 32.9 billion of which will be allocated to exploration;

•   Ps. 32.0 billion to Pemex-Refining;

•   Ps. 5.7 billion to Pemex-Gas and Basic Petrochemicals;

•   Ps. 4.8 billion to Pemex-Petrochemicals; and

•   Ps. 0.9 billion to Petróleos Mexicanos.

Activity	During the first nine months of 2010, PEMEX has spent Ps. 168.6 billion, which represents 64.0% of total programmed investments for 2010.

Debt

Table 10
PEMEX
Consolidated total debt

	As of September 30,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total debt	683,229	652,828	-4.4%	(30,401)	52,222
Short-term	137,789	112,309	-18.5%	(25,480)	8,984
Long-term	545,440	540,519	-0.9%	(4,921)	43,238
Cash and cash equivalents	178,844	121,622	-32.0%	(57,222)	9,729
Total net debt	504,386	531,207	5.3%	26,821	42,493

Net	Net debt as of September 30, 2010 had increased by 5.3% as compared to September 30, 2009, to Ps. 531.2 billion (U.S.$42.5 billion). This increase is primarily explained by a decrease in cash and cash equivalents.

[5]	Based on 2010 Federal Budget.
[6]	Includes maintenance expenditures. Investment figures may change based on further budgeting adjustments.

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Table 11
PEMEX
Debt maturity profile

	As of September 30, 2010
	(Ps. MM)	(U.S.$MM)
Total debt	652,828	52,222
In Mexican pesos	142,114	11,368
October - December 2010	12,715	1,017
January 2011 - September 2011	16,850	1,348
October 2011 - September 2012	24,133	1,930
October 2012 - September 2013	16,221	1,298
October 2013 - September 2014	19,833	1,587
October 2014 and beyond	52,361	4,189
In other currencies	510,715	40,854
October - December 2010	43,226	3,458
January 2011 - September 2011	39,518	3,161
October 2011 - September 2012	42,116	3,369
October 2012 - September 2013	54,392	4,351
October 2013 - September 2014	28,171	2,253
October 2014 and beyond	303,291	24,261

Table 12[7]
PEMEX
Exposure of debt principal

	As of September 30,
	2009	2010	2009	2010	2009	2010
	Percentage
	By currency		At fixed rate		At floating rate
Total	100.0%	100.0%	51.3%	61.5%	48.7%	38.5%
U.S. dollars	79.2%	78.0%	54.2%	65.8%	45.8%	34.2%
Mexican pesos	20.8%	22.0%	40.4%	46.4%	59.6%	53.6%

Table 13
PEMEX
Average duration exposure of debt principal

	As of September 30,
	2009	2010	Change
	(Years)
Total	3.9	4.5	0.6
U.S. dollars	4.5	5.3	0.8
Mexican pesos	1.6	2.0	0.4
Euros	2.4	2.0	(0.4)
Yen	0.4	0.0	(0.4)

[7]

PEMEX borrows in currencies other than the pesos or the U.S. dollar, fluctuations in non-U.S. dollar currencies (other than the pesos), can increase PEMEX cost of funding. Accordingly, since 1991, PEMEX has entered into currency swaps to hedge against movements in exchange rates when PEMEX borrow in currencies other than pesos or U.S. dollars.

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Financing Activities

Capital Raising

PEMEX’s financing program for 2010 reflects an increase in issuances from U.S.$9.9 billion in 2009 to approximately U.S.$14.0 billion, in order to pre-finance investment activities for 2011, and to take advantage of recently observed market opportunities. In addition, amortizations have increased from U.S.$7.1 billion in 2009 to approximately U.S.$9.0 billion in 2010 and estimated final cash has increased from U.S.$5.9 billion in 2009 to approximately U.S.$7.0 billion in 2010.

As of September 30, 2010, PEMEX had obtained financing of approximately U.S.$10.0 billion and expected to obtain approximately U.S.$4.8 billion from Export Credit Agencies (ECAs), contractor financings and bank loans. Moreover, additional capital could be raised in capital markets (either local or international), if market opportunities were available.

Capital Markets

The following are PEMEX’s most recent capital markets transactions:

•   On July 21, 2010, Petróleos Mexicanos issued U.S. $2 billion of its 5.50% notes due 2021.

•   On August 30, 2010, Petróleos Mexicanos reopened U.S. $1 billion of its 6.625% notes due 2035, offering buyers a yield of 5.975%.

•   On September 28, 2010, Petróleos Mexicanos issued U.S. $0.75 billion of its 6.625% perpetual bonds. On October 20, 2010, Petróleos Mexicanos reopened U.S. $0.25 billion of this issuance, offering buyers a yield of 6.43%.

•   On October 12, 2010, Petróleos Mexicanos completed the redemption of its U.S. $1.75 billion outstanding principal amount of its 7.75% perpetual bonds issued in 2004.

The proceeds from the 2035 bonds reopening and the perpetual bonds issued on September 28, 2010, were used to re-finance the payment of the 7.75% perpetual bonds issued in 2004. Through these transactions PEMEX was able to reduce the present value of interest payments by approximately U.S. $300 million, while maintaining a similar maturity profile. We note that these transactions also resulted in increases in both capital raising and amortizations.

ECAs	On September 29, 2010, the Export-Import Bank of the United States (Eximbank) approved a U.S. $1.0 billion long-term loan guarantee to Petróleos Mexicanos. The proceeds will be used to continue to finance the importation of U.S. goods and services produced by U.S. workers used in PEP projects.

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Liquidity Management

As of September 30, 2010, Petróleos Mexicanos held credit lines for liquidity management purposes of U.S. $2.3 billion. As of the same date, PEMEX had borrowed U.S. $375 million total of such funding. Moreover, it is in final negotiations to enter into a three-year revolving credit line for U.S.$1.25 billion.

Equity

Table 14
PEMEX
Equity

	As of September 30,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total equity	561	(88,548)		(89,109)	(7,083)
Certificates of contribution “A”	96,958	96,958	0.0%	—	7,756

Increase in equity of Subsidiary Entities	179,880	180,382	0.3%	503	14,429

Equity	4,158	3,546	-14.7%	(611)	284
Legal reserve	985	988	0.3%	3	79
Surplus donation	932	2,398	157.3%	1,466	192
Financial instruments	9,018	5,102	-43.4%	(3,916)	408
Retained earnings (accumulated losses)	(291,369)	(377,922)	29.7%	(86,553)	(30,231)
From prior years	(261,840)	(356,502)	36.2%	(94,662)	(28,518)
For the year	(29,530)	(21,420)	-27.5%	8,109	(1,713)

As of September 30, 2010, PEMEX had negative equity totaling Ps. 88.5 billion, as compared to positive equity of Ps. 0.6 billion recorded as of September 30, 2009. This decrease in equity of Ps. 89.1 billion was primarily due to the net loss recorded during the remainder of 2009, as well as the loss recorded during the first nine months of 2010.

It is worth noting that PEMEX’s current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

Sources and Uses of Resources

Chart 10

Note: Includes revolving facilities of PMI.

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Statement of Cash Flows

Table 15
PEMEX
Consolidated Statements of Cash Flows

	As of September 30,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Net income before income taxes	363,755	463,074	27.3%	99,320	37,043
Items with no effect on cash:	72,466	64,496	-11.0%	(7,970)	5,159
Net cost for the period of employee benefits	72,278	88,238	22.1%	15,961	7,058
Conversion effect	188	—	-100.0%	(188)	—
IEPS credit	—	(23,742)		(23,742)	(1,899)
Activities related to investing activities:	63,919	78,049	22.1%	14,130	6,243
Depreciation and amortization	62,865	70,422	12.0%	7,558	5,633
Impairment of properties, plant and equipment	—	2,330		2,330	186
Profit sharing in non-consolidated subsidiaries and affiliates	1,055	(369)	-135.0%	(1,424)	(30)
Unsuccessful wells	—	5,666		5,666	453
Activities related to financing activities:	6,801	(26,840)	-494.7%	(33,641)	(2,147)
Deferred income taxes	—	(205)		(205)	(16)
Income (loss) from foreign exchange fluctuations	818	(25,283)	-3190.1%	(26,101)	(2,022)
Accrued interest	5,983	(1,352)	-122.6%	(7,335)	(108)
	506,940	578,779	14.2%	71,839	46,298
Funds provided by (used in) operating activities:	(397,511)	(498,389)	-25.4%	(100,878)	(39,868)
Financial instruments	2,460	2,094	-14.8%	(365)	168
Accounts and notes receivable	6,102	(5,785)	-194.8%	(11,887)	(463)
Inventories	(28,365)	1,180	104.2%	29,545	94
Other assets	3,918	(7,958)	-303.1%	(11,875)	(637)
Accounts payable and accrued expenses	(882)	3,662	515.1%	4,545	293
Taxes payable	(373,482)	(468,421)	-25.4%	(94,939)	(37,470)
Suppliers	10,520	(6,151)	-158.5%	(16,670)	(492)
Retained taxes	—	(320)		(320)	(26)
Reserve for sundry creditors and others	4,149	8,023	93.4%	3,875	642
Contributions and payments for employees benefits	(21,804)	(24,715)	-13.4%	(2,912)	(1,977)
Deferred income taxes	(126)	—	100.0%	126	—

Net cash flow from operating activities	109,430	80,390	-26.5%	(29,039)	6,431

Investing activities:
Investment in securities	(133)	—	100.0%	133	—
Acquisition of fixed assets	(145,129)	(134,617)	7.2%	10,512	(10,768)
Disposal of fixed assets	10,768	1,781	-83.5%	(8,988)	142

Net cash flow from investing activities	(134,493)	(132,837)	1.2%	1,657	(10,626)

Cash needs related to financing activities	(25,064)	(52,446)	-109.3%	(27,383)	(4,195)
Financing activities:
Bank loans	—	30,094		30,094	2,407
Securities	135,510	150,435	11.0%	14,926	12,034
Amortization of bank loans	—	(51,918)		(51,918)	(4,153)
Amortization of securities	(45,792)	(82,724)	-80.7%	(36,932)	(6,617)
Increase in equity	(35)	0	100.3%	36	—

Net cash flow from financing activities	89,683	45,888	-48.8%	(43,795)	3,671

Net increase in cash and cash equivalents	64,619	(6,558)	-110.1%	(71,177)	(525)
Cash and cash equiv. at the beginning of the period	114,224	128,180	12.2%	13,955	10,253
Cash and cash equivalents at the end of the period	178,843	121,622	-32.0%	(57,222)	9,729

•

We note that as of September 30, 2010, net cash flow from operating activities before deducting taxes and duties was Ps. 548.8 billion, an increase of Ps. 65.9 billion as compared to September 30, 2009.

•	During the first nine months of 2010, PEMEX generated total indebtedness of Ps. 180.5 billion and recorded amortizations of Ps. 134.6 billion. Net indebtedness therefore amounted to Ps. 45.9 billion.

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EBITDA

Table 16
PEMEX
EBITDA reconciliation

		Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
		2009	2010	Change		2010	2009	2010	Change		2010
		(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
	Net loss	(3,690)	(2,758)	25.2%	932	(215)	(29,530)	(21,420)	27.5%	8,109	(1,684)

+	Taxes and duties	147,468	158,348	7.4%	10,881	12,366	389,365	484,495	24.4%	95,130	38,097

-	Comprehensive financing result	(11,841)	6,863	158.0%	18,704	536	(21,922)	(9,624)	56.1%	12,298	(757)

+	Depreciation and amortization	20,297	24,651	21.5%	4,355	1,925	62,865	70,422	12.0%	7,558	5,537

+	Net cost for the period of employee benefits	24,093	29,413	22.1%	5,320	2,297	72,278	88,239	22.1%	15,961	6,938

EBITDA		200,009	202,792	1.4%	2,783	15,837	516,900	631,359	22.1%	114,460	49,645

Chart 11

EBITDA

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Operating Results as of September 30, 2010

Table 17
PEMEX
Main Statistics of Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Upstream
Total hydrocarbons (Mboed)	4,438	4,490	1.2%	51.3	4,470	4,511	0.9%	40.9
Liquid hydrocarbons (Mbd)	2,611	2,613	0.1%	2.1	2,652	2,630	-0.8%	(22.0)
Crude oil (Mbd)	2,567	2,567	0.0%	(0.1)	2,608	2,584	-0.9%	(24.0)
Condensates (Mbd)	43	46	5.1%	2.2	44	46	4.5%	2.0
Natural gas (MMcfd)	6,564	6,339	-3.4%	(225.4)	6,539	6,353	-2.8%	(185.8)
Downstream
Dry gas from plants (MMcfd)(1)	3,574	3,578	0.1%	4.0	3,550	3,635	2.4%	85.1
Natural gas liquids (Mbd)	378	380	0.3%	1.2	381	386	1.4%	5.2
Petroleum Products(2)	1,456	1,362	-6.4%	(93.8)	1,464	1,406	-3.9%	(57.7)
Basic petrochemicals (Mt)(3)	106	90	-15.3%	(16.1)	358	343	-4.0%	(14.2)
Secondary petrochemicals (Mt)	1,344	1,376	2.4%	32.7	3,955	4,273	8.0%	317.5

(1)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(2)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.
(3)	Includes heptane, hexane, pentanes, carbon black and butane.

Upstream

Crude oil production

Table 18
PEMEX
Crude Oil Production by type

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
	(Mbd)				(Mbd)
Crude oil (Mbd)	2,567	2,567	0.0%	(0.1)	2,608	2,584	-0.9%	(24.0)
Heavy	1,481	1,410	-4.7%	(70.2)	1,536	1,435	-6.6%	(100.8)
Light	809	835	3.1%	25.4	810	833	2.8%	22.6
Extra-light	277	322	16.1%	44.7	261	315	20.7%	54.2
Offshore crude oil / total	76.6%	74.9%	-2.2%	(1.7)	77.5%	75.6%	-2.4%	(1.9)

Table 19
PEMEX
Crude Oil Production by Asset

			2008				2009				2010
	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(Mbd)
Total	3,256	3,076	2,891	2,794	2,754	2,729	2,667	2,590	2,567	2,583	2,607	2,578	2,567
Northeastern Marine Region	2,205	2,018	1,861	1,770	1,695	1,658	1,584	1,481	1,456	1,453	1,445	1,403	1,386
Cantarell	1,801	1,490	1,195	1,073	990	902	787	688	646	620	597	567	548
Ku-Maloob-Zaap	404	527	666	698	705	756	797	793	809	833	848	836	838
Southwestern Marine Region	475	506	495	486	507	513	512	521	511	526	546	546	538
Abkatún-Pol Chuc	332	312	302	289	325	316	314	307	299	302	302	299	291
Litoral Tabasco	143	194	192	197	182	197	199	214	212	225	243	247	247
Southern Region	491	465	449	450	466	470	479	493	506	512	520	526	539
Cinco Presidentes	39	45	44	48	49	49	51	54	61	60	66	71	73
Bellota-Jujo	219	190	176	173	176	174	173	173	172	171	168	161	158
Macuspana	7	10	12	13	20	17	22	25	30	32	32	33	33
Muspac	34	34	33	35	37	40	41	41	42	44	48	47	52
Samaria-Luna	193	187	183	181	184	191	193	200	201	205	206	213	223
Northern Region	84	87	87	88	86	88	92	95	94	92	96	103	104
Poza Rica-Altamira	83	85	57	56	53	57	60	61	59	57	56	57	55
Aceite Terciario del Golfo(1)	0	0	27	30	30	29	28	29	31	30	35	40	44
Veracruz	1	2	2	2	2	2	4	5	5	5	5	5	5

(1)	The Aceite Terciario del Golfo Asset (ATG) was initiated in 2008; the fields that integrate it, were divested from the Poza Rica-Altamira Asset.

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Chart 12

Crude oil production by region

(Mbd)

3Q10	During the third quarter of 2010, crude oil production reached 2,567 Mbd, which is equal to the amount recorded in the third quarter of 2009. The following trends were observed during the quarter:

• a 16.1% increase in extra-light crude oil production due to the completion of wells at the Delta del Grijalva project in the Southern Region and the Yaxché project in the Southwestern Marine Region;

•   a 3.1% increase in light crude oil production as a result of increased production at the Crudo Ligero Marino and Yaxché projects in the Southwestern Marine Region, as well as increased production at the Aceite Terciario del Golfo project in the Northern Region; and

•   a 4.7% decrease in heavy crude oil production, primarily as a result of the natural decline of the Cantarell asset, as well as the shut-down of wells in that project due to an increase in the oil-gas ratio, which was partially offset by a 3.5% increase in production at the Ku-Maloob-Zaap project.

Jan.-Sep. 10	During the first nine months of 2010, crude oil production decreased by 0.9% from 2,608 to 2,584 Mbd. This was primarily caused by a 6.6% decrease in heavy crude oil production, and by recent shut-downs of wells in the Cantarell asset, which were only partially offset by increases of 2.8% and 20.7% in production of light crude oil and extra-light crude oil respectively.

Natural Gas Production

Table 20
PEMEX
Natural Gas Production and Gas Flaring

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Total (MMcfd)(1)	6,564	6,339	-3.4%	(225)	6,539	6,353	-2.8%	(186)
Associated	4,014	3,933	-2.0%	(81)	4,001	3,823	-4.4%	(177)
Non-associated	2,550	2,406	-5.7%	(144)	2,538	2,529	-0.3%	(9)
Natural Gas Flaring	755	495	-34.4%	(260)	770	412	-46.5%	(358)
Gas Flaring / Total	11.5%	7.8%			11.8%	6.5%

(1)	Does not include nitrogen.

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Table 21
PEMEX
Natural Gas Production by Asset

			2008				2009				2010
	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(MMcfd)
Total (1)	5,356	6,058	6,586	6,861	6,963	7,260	7,018	7,029	7,066	7,009	6,946	6,937	7,155
Northeastern Marine Region	920	1,157	1,647	1,854	1,913	2,189	1,900	1,814	1,803	1,617	1,488	1,459	1,726
Cantarell	718	945	1,385	1,589	1,636	1,900	1,583	1,461	1,474	1,306	1,166	1,125	1,383
Ku-Maloob-Zaap	203	212	262	264	276	289	317	353	328	311	322	333	344
Southwestern Marine Region	856	993	991	1,016	1,046	1,038	1,067	1,141	1,095	1,142	1,127	1,142	1,186
Abkatún-Pol Chuc	513	544	542	542	615	577	570	591	574	586	588	595	586
Litoral Tabasco	344	448	449	474	431	461	497	550	521	557	539	546	600
Southern Region	1,352	1,353	1,364	1,419	1,492	1,525	1,540	1,547	1,633	1,677	1,697	1,774	1,818
Cinco Presidentes	57	61	64	68	70	68	66	70	71	69	85	108	112
Bellota-Jujo	271	240	251	248	243	261	250	245	272	275	293	304	304
Macuspana	193	223	234	248	286	273	299	305	319	326	316	318	308
Muspac	369	311	297	311	301	290	278	279	280	277	275	265	274
Samaria-Luna	463	518	519	545	593	633	646	648	690	730	728	780	820
Northern Region	2,228	2,556	2,583	2,572	2,512	2,509	2,511	2,526	2,536	2,573	2,634	2,563	2,424
Burgos	1,330	1,412	1,390	1,392	1,360	1,389	1,425	1,501	1,535	1,598	1,597	1,525	1,399
Poza Rica-Altamira	174	223	165	154	145	147	138	138	132	126	122	118	113
Aceite Terciario del Golfo (2)	—	0	43	49	51	66	81	83	80	71	77	81.82	87.71
Veracruz	723	922	986	977	957	907	867	805	789	779	837	838	825
Nitrogen	—	286	919	1,186	1,292	1,634	1,049	944	1,004	974	1,021	1,115	1,519
Southern Region (3)	—	—	—	—	—	—	—	—	—	—	93	100	112
Bellota-Jujo	—	—	—	—	—	—	—	—	—	—	57	46	37
Samaria-Luna	—	—	—	—	—	—	—	—	—	—	35	54	75
Northeastern Marine Region	—	286	919	1,186	1,292	1,634	1,049	944	1,004	974	928	1,015	1,407
Cantarell	—	286	919	1,186	1,292	1,634	1,049	944	1,004	974	928	1,015	1,407

(1)	Includes nitrogen.
(2)	The ATG Asset was initiated in 2008; the fields that integrate it, were divested from the Poza Rica-Altamira Asset.
(3)	Since 2010, the nitrogen production from Southern Region is official.

Chart 13

Natural gas production by region

(MMcfd)

3Q10	During the third quarter of 2010, total natural gas production decreased by 3.4%, from 6,564 to 6,339 MMcfd, primarily as a result of (i) efficient associated gas exploitation at Cantarell’s transition zone; and (ii) a 5.7% decrease in non-associated gas production at the Burgos asset in the Northern Region.

Jan.-Sep. 10	During the first nine months of 2010, natural gas production decreased by 2.8%, from 6,539 to 6,353 MMcfd.

Gas flaring	In the third quarter of 2010, gas flaring decreased by 34.4%, as compared to the same quarter of 2009, primarily due to optimization works in the transition zone at the Cantarell asset to manage its exploitation, as well as construction of additional infrastructure for gas handling and transportation in offshore facilities.

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Seismic Information

Table 22
PEMEX
Seismic information

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
2D (km)	542	647	19.5%	106	17,453	1,617	-90.7%	(15,836)
3D (km2)	2,528	3,723	47.3%	1,195	11,851	15,232	28.5%	3,381

During the first nine months of 2010, 2D seismic acquisition activities were primarily performed in the Burgos project, and were aimed at identifying new exploratory opportunities that may lead to commercially viable non-associated gas accumulations.

Acquisitions of 3D seismic studies during the first nine months of 2010 reached 15,232 km2, and were distributed as follows: (i) 9,408 km2 were performed in the Gulf of Mexico B project, with the goal of evaluating the crude oil potential of the deep waters of the Gulf of Mexico; (ii) 5,103 km2 were performed with the purpose of incorporating new hydrocarbons reserves in the Southeastern, Burgos, and Veracruz basins; and (iii) 721 km2 were performed to develop fields in the Northern Region.

Discoveries

Table 23
PEMEX
Main discoveries as of September 30, 2010

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude and condensates (bd)	Gas (MMcfd)
Burgos	Cucaña	Eocen		3.3	Wet gas
	Alambra-1	Eocen		1.5	Dry gas
Comalcalco	Ool-1	Superior Miocene		8.8	Dry gas
Samaria - Luna	Pachira-1	Mid-Cretaceous	3,019.0	7.9	Crude oil and wet gas
	Palapa-301	Mid-Cretaceous	3,044.0	12.9	Crude oil and wet gas
Holok -Temoa	Lakach-2DL	Inferior Miocene		28.7	Wet gas
Total			6,063.0	63.1

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Operation Infrastructure

Table 24
PEMEX
Operating equipment and wells

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Operating drilling rigs	182	111	-39.3%	(72)	175	138	-21.5%	(38)
Exploration	26	20	-24.6%	(6)	28	19	-33.4%	(9)
Northeastern Marine Region	3	—	-100.0%	(3)	4	1	-83.7%	(3)
Southwestern Marine Region	5	6	24.2%	1	5	5	1.8%	0
Southern Region	11	11	-1.6%	(0)	11	10	-10.0%	(1)
Northern Region	7	3	-63.3%	(5)	9	3	-63.7%	(5)
Development	156	91	-41.7%	(65)	147	119	-19.2%	(28)
Northeastern Marine Region	13	12	-6.5%	(1)	13	13	-1.7%	(0)
Southwestern Marine Region	11	10	-12.3%	(1)	9	9	-1.7%	(0)
Southern Region	26	28	7.9%	2	33	29	-10.4%	(3)
Northern Region	106	41	-61.3%	(65)	92	68	-26.5%	(24)
Operating offshore platforms					230	233	1.3%	3
Storage					1	1	0.0%	0
Compression					10	12	20.0%	2
Control and service					1	1	0.0%	0
Linkage					12	13	8.3%	1
Measurement					1	1	0.0%	0
Drilling					150	149	-0.7%	(1)
Production					26	27	3.8%	1
Telecommunications					6	6	0.0%	0
Treatment and pumping					1	1	0.0%	0
Housing					22	22	0.0%	0
Operating wells					6,842	7,382	7.9%	540
Injection					212	191	-9.9%	(21)
Production					6,630	7,191	8.5%	561
Crude oil					3,599	4,266	18.5%	667
Non-associated gas					3,031	2,925	-3.5%	(106)

Drilling rigs and offshore platforms

As of September 30, 2010, the number of operating drilling rigs had decreased by 38 to 138, as compared to the same point in 2009, primarily as a result of decreased activity in the ATG asset.

Operating wells

As of September 30, 2010, the total number of operating wells increased by 540 as compared to the same point of 2009, primarily due to a 19% increase in the number of producing crude oil wells, as a result of completed wells beginning production at the ATG asset.

Table 25
PEMEX
Wells drilled
	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Wells drilled	321	314	-2.2%	(7.0)	857	1,082	26.3%	225.0
Development	297	304	2.4%	7.0	799	1,054	31.9%	255.0
Exploration	24	10	-58.3%	(14.0)	58	28	-51.7%	(30.0)

3Q10	During the third quarter of 2010, six new wells were incorporated into production, of which two produce crude oil and associated gas, with an initial production of 6 Mbd and 21 MMcfd; as well as four non-associated gas producing wells with an initial production of 43 MMcfd. As a result, the total number of completed wells decreased by 2.2% as compared to the same quarter of 2009, from 321 to 314 wells. This decrease was primarily a result of decreased

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exploration activity in the Burgos and Veracruz projects, which was partially offset by an increase in the number of development wells completed in the ATG project, where seven more wells were completed as compared to the same period of 2009.

Jan.-Sep. 10	During the first nine months of 2010, the number of completed wells increased from 857 to 1,082, as compared to the same period of 2009. This increase was due to an increase of 255 development wells, primarily as a result of wells being completed at the ATG asset; which was partially offset by a decrease of 30 exploration wells as a result of decreased exploration activity in the Burgos and Veracruz projects.

Upstream Opportunity Areas

Mexican Exploration and Production Contracts	The Energy Reform 2008 brought with it the possibility to utilize contracts which allow the alignment of contractors’ incentives with PEMEX’s performance by offering cash compensation. In other words, contractors who increase production or reduce costs will be offered pre-established cash compensation per barrel extracted, or an established portion of additional profits as a result of the reduction of costs.

The Performance Contracts mentioned in previous Financial Results reports will now be referred to as “Mexican Exploration and Production Contracts”. The title change has been considered a better way to conduct activities for the evaluation, development and production of hydrocarbons in a specific contractual area (blocks), in order to improve PEMEX´s Exploration & Production execution capacity. Again, this scheme aligns interests with contractors. Hereafter is the description of their status:

•     There is a new applicable legal framework consisting of the: (i) Ley de Petróleos Mexicanos, (ii) Reglamento de la Ley de Petróleos Mexicanos, and (iii) Disposiciones Administrativas de Contratación (Law of Petróleos Mexicanos, its regulations, and contracting provisions).

• PEMEX has designed a generic model contract which would be used for mature fields, fields in the deep waters in the Gulf of Mexico, as well as in Chicontepec.

• This model contract is expected to be approved by the Board of Directors of Petróleos Mexicanos in November 2010.

•     Once the model has been approved, PEMEX will publicly announce all information relevant to its 2010-2011 Tender Program. The first round of the program will be for mature fields in the Southern Region. The public announcement and promotion within the industry of this program aims to receive feedback from possible players in order to detail the model. Subsequently, around two months later, an official announcement for the corresponding bidding will be made. Results of the first round of bidding for such contracts are expected to be available in the first six months of 2011.

Wet gas nitrogen contents	PEMEX currently performs several actions to control nitrogen content in gas transported to processing centers. These actions include the following:

•     maintain and increase the re-injection of sour gas into wells in the Cantarell asset located in the Northeastern Marine Region and in the Oxiacaque, Iride and Jujo fields located in the Southern Region; and

• construction of two nitrogen recovery plants in the Southern Region, one in the Samaria-Luna asset (125 MMcfd capacity) and the other in the Bellota-Jujo asset (150 MMcfd capacity).

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Cantarell’s decline	PEMEX continues implementing the following measures in order to counteract the natural decline of Cantarell, and increase the hydrocarbons recovery factor:

• increase the number of well’s intervention;

• replacement of critical wells with new well heads;

• drilling of horizontal wells to reach undrained areas; and

• re-injection of gas in order to maintain pressure in the reservoir’s oil-producing zone.

The following is a description of recent trends in the production and decline rate of the Cantarell asset:

Table 26
PEMEX
	Cantarell Asset (Mbd)	Decline rate
4Q09	620	3.2%
1Q10	597	1.5%
2Q10	567	1.6%
3Q10	548	0.9%

Aceite Terciario del Golfo (ATG)	PEMEX continues its efforts in the ATG asset in order to: (i) maximize existing wells’ production; (ii) increase execution capacity of well interventions; and (iii) apply new technologies through schemes like the field laboratories, non-conventional drilling, fracturing and stimulations. Valuable information about different technological alternatives of exploitation is expected to be obtained from the field laboratories in the first six months of 2011.

Crude oil quality	Improved crude oil quality means that this effort no longer represents a significant upstream opportunity. We note particularly that, in order to improve oil quality, we have sought to decrease salt and water content, as well as the variations in the density of wells operating near the point of water-oil contact, by implementing processes aimed at dehydrating and desalinating Maya crude oil in the Dos Bocas marine terminal.

In addition, PEMEX is decreasing the concentration of silicon in the Maya crude oil export mix produced at the Ku-Maloob-Zaap asset through the use of antifoams.

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Downstream

Crude oil processing

Table 27
PEMEX
Crude oil processing

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
	(Mbd)				(Mbd)
Total processed (Mbd)	1,285	1,184	-7.8%	(100.8)	1,288	1,228	-4.7%	(60.5)
Light Crude	764	742	-2.9%	(22.1)	770	760	-1.3%	(10.1)
Heavy Crude	521	443	-15.1%	(78.7)	519	468	-9.7%	(50.4)

Light crude / total processed	59.4%	62.6%	5.4%	3.2	59.7%	61.9%	3.6%	2.2
Heavy crude / total processed	40.6%	37.4%	-7.9%	(3.2)	40.3%	38.1%	-5.4%	(2.2)

Use of primary distillation capacity	84%	77%		(6.5)	84%	80%		(4.0)

3Q10	Total crude oil processing decreased by 7.8% in the third quarter of 2010 as compared to the same period of 2009, primarily due to: (i) scheduled maintenance; and (ii) non-scheduled corrective plant maintenance and repairs.

With regard to non-scheduled corrective plant maintenance and repairs, we note particularly the impact caused by an accident at the Cadereyta Refinery on September 7, 2010. On that date, an explosion and subsequent fire damages were suffered. The accident was caused by a leak in a hydrogen compressor at the gasoil hydrodesulfurization plant; the coker was shut down for seven days and the gasoil hydrodesulfurization plant is expected to resume operations before January 2011.

Most unfortunately, the accident caused the deaths of PEMEX employees Juan Salvador Sánchez Paz and Rodolfo Montemayor Mota. We share the overwhelming grief of their families and friends.

Capacity utilization	As a result, primary distillation capacity utilization decreased by 6.5 percentage points during the quarter, and 4.0 percentage points during the first nine months of 2010.

Production of petroleum products

Table 28
PEMEX
Petroleum Products Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Total production (Mbd)	1,455	1,362	-6.4%	(94)	1,463	1,405	-3.9%	(57)
Automotive gasolines	463	421	-9.2%	(43)	474	439	-7.5%	(36)
Fuel oil	320	330	3.2%	10	306	332	8.4%	26
Diesel	331	291	-12.0%	(40)	337	301	-10.7%	(36)
LPG	208	211	1.6%	3	210	214	2.1%	4
Jet Fuel	53	52	-2.4%	(1)	56	55	-1.7%	(1)
Other(1)	81	57	-29.2%	(24)	80	65	-18.4%	(15)

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

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3Q10	During the third quarter of 2010, petroleum products production decreased by 6.4% as compared to the same period of 2009, from 1,455 to 1,362 Mbd, as a result of lower crude oil processing during the period.

Jan.-Sep. 10	Likewise, petroleum products production decreased by 3.9% during the first nine months of 2010, as compared to the same period of 2009, from 1,463 to 1,405 Mbd.

Natural gas processed

Table 29
PEMEX
Gas and condensates processing and production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
	(MMcfd)				(MMcfd)
Gas processing (MMcfd)	4,469	4,435	-0.8%	(34.1)	4,417	4,502	1.9%	84.9
Sour wet gas	3,395	3,413	0.5%	18.3	3,373	3,430	1.7%	56.5
Sweet wet gas	1,075	1,022	-4.9%	(52.4)	1,044	1,072	2.7%	28.4
Condensates processing (Mbd)	50	51	1.1%	0.5	52	53	2.1%	1.1
Production
Dry gas (MMcfd)	3,574	3,578	0.1%	4.0	3,550	3,635	2.4%	85.1
Natural gas liquids (Mbd)	378	380	0.3%	1.2	381	386	1.4%	5.2

3Q10	During the third quarter of 2010, total onshore natural gas processing decreased by 0.8% as compared to the same quarter of 2009, primarily due to lower availability of sour wet gas as a result of decreased production in the Northern Region, as well as the disruption caused by Hurricane Alex. However, overall natural gas production increased as a result of improved quality of the processed products.

Jan.-Sep. 10	During the first nine months of 2010, onshore natural gas processing increased by 1.9% as compared to the same period of 2009, primarily due to greater availability of sour wet and sweet gas in the Marine and Northern regions.

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Total petrochemicals production

Table 30
PEMEX
Production of secondary petrochemicals

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Total production (Mt)	1,344	1,376	2.4%	33	3,955	4,273	8.0%	317
Methane Derivatives	201	293	45.6%	92	630	871	38.4%	242
Ammonia	194	191	-1.6%	(3)	615	617	0.3%	2
Carbon dioxide	7	102	1364.9%	95	15	255	1600.4%	240
Ethane Derivatives	304	327	7.8%	24	935	1,029	10.0%	94
Vinyl chloride	42	52	24.3%	10	99	174	74.9%	74
Dichloroethane	0	0	-35.0%	(0)	0	0	-31.5%	(0)
Ethylene	41	5	-87.6%	(36)	95	37	-61.7%	(59)
Ethylene glycol	5	45	780.9%	40	92	143	55.5%	51
Impure glycol	1	0	-43.1%	(0)	2	2	-15.8%	(0)
Pure monoethylene glycol	3	2	-15.6%	(0)	7	8	4.8%	0
Ethylene oxide	35	62	79.0%	27	121	190	57.5%	69
High density polyethylene	54	43	-20.6%	(11)	142	144	1.6%	2
Low density polyethylene	74	74	0.0%	0	215	193	-10.2%	(22)
Linear low density polyethylene	50	43	-12.5%	(6)	162	139	-14.1%	(23)
Aromatics and Derivatives	236	195	-17.2%	(41)	614	585	-4.7%	(29)
Aromine 100	4	4	3.9%	0	10	10	-1.4%	(0)
Benzene	1	22	2647.2%	21	2	47	2205.6%	45
Styrene	28	2	-94.0%	(27)	82	39	-52.1%	(43)
Fluxoil	1	0	-89.6%	(1)	4	2	-48.2%	(2)
High octane hydrocarbon	168	120	-28.2%	(47)	414	339	-18.1%	(75)
Toluene	15	23	47.7%	7	46	74	63.5%	29
Xylenes	19	24	29.5%	6	58	74	28.1%	16
Propylene and Derivatives	119	99	-16.8%	(20)	321	340	6.0%	19
Hydrocyanic acid	—	1		1	—	4		4
Acrylonitrile	—	12		12	—	40		40
Propylene	119	86	-27.7%	(33)	321	296	-7.8%	(25)
Other	484	462	-4.6%	(22)	1,456	1,448	-0.6%	(8)

(1)	Includes muriatic acid, butadiene, polyethylene wax, petrochemical specialties, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

The main factors which contributed to the quarterly and accumulated variations in the production of secondary petrochemical products during 2010 were:

•

an increase in production of the methane derivatives chain, primarily carbonic anhydride, due to greater demand from beverage companies. At the same time, levels of ammonia production were similar to those for the same period of 2009;

•

an increase in production of the ethane derivatives chain, particularly vinyl chloride, as a result of improved performance levels during 2010 in the Pajaritos Petrochemical Complex, and the expansion of the ethylene oxide plant at the Pajaritos Petrochemical Complex during the third quarter of 2009;

•

a slight decrease in production of the aromatics and derivatives chain, primarily due to ceasing of operations at the styrene plant, because after programmed maintenance in the months of May and June of 2010, the plant remained under technical diagnosis. The plant resumed operations by the last week of September 2010, but the temporary cessation of operations also caused a decrease in production of high octane hydrocarbons;

•	a significant increase in production of the propylene and derivatives chain, as a result of resumed operations in October 2009 of the acrylonitrile plant at the Morelos Petrochemical Complex; and

•	a decrease in “other” secondary petrochemicals, primarily as a result of decreased production of BTX liquefiable.

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Downstream opportunity areas

Operational reliability of the National Refining System

In order to increase the operational reliability of the National Refining System (SNR per its abbreviation in Spanish), PEMEX implemented a maintenance program aimed at recognizing potential points of improvement to increase refining margins in these four areas:

•     reliability, availability and maintenance of central processing units and complementary equipment;

•     energy integration;

•     product performance; and

•     planning.

Gas quality

On March 19, 2010, the new Mexican Official Standard NOM-001-SECRE-2010, “Natural Gas Specifications”, was published in the Official Gazette of the Federation. This standard provides specifications for the handling, transportation, distribution and storage of natural gas in order to promote safety and environmental preservation. This new standard supersedes NOM-001-SCRE-2003, “Natural Gas Quality”, and NOM-EM-002-SECRE-2009, “Gas Quality During Severe Emergency Periods”. This standard became effective on May 18, 2010. The actions implemented to comply with this norm are:

•     implementation of an operating procedure to control nitrogen content in gas that is to be processed;

•     modifications to the Ciudad Pemex cryogenic plant II to increase the input to the nitrogen recovery unit, and to increase liquids from gas recovery;

•     control of liquefiable contents through dew point control plants in the north of Veracruz; and,

•     monitoring and follow-up in respect of quality parameters.

Profitable chains

PEMEX is carrying out different actions to decrease the current economic losses relating to its aromatics line; these actions include:

•     the cessation of paraxylene and orthoxylene production;

•     the conversion of the pentane isomerization plant’s operations to a gasoline component production scheme;

•     stopping production of topped crude oil; and

•     the modification of the imported naphtha operational scheme.

The project to reopen the acrylonitrile plant in the Morelos Petrochemical Complex was planned based on an expected supply of propylene from the Minatitlán Refinery. However, as a result of delays in the reconfiguration of the Minatitlán Refinery, PEMEX has been forced to import propylene to supply the Morelos Petrochemical Complex with this raw material. For the first nine months of 2010, Pemex-Petrochemicals imported 42 Mt of polymer-grade propylene, and is currently considering increasing the propane supply to its ethylene plants, thereby requiring increased propylene production.

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Industrial safety and environmental protection

Table 31
PEMEX
Industrial Safety and Environmental Protection

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change

Frequency index	0.36	0.70	93.4%	0.34	0.45	0.41	-9.8%	(0.04)
Severity index	26	35	37.0%	10	26	20	-24.7%	(7)
Sulphur oxide emissions (t/Mt)	3.14	2.25	-28.3%	(0.89)	2.88	2.20	-23.5%	(0.68)
Reused water / use	0.18	0.17	-8.9%	(0.02)	0.17	0.17	-1.0%	(0.00)

Industrial Safety

During the first nine months of 2010, the accident frequency index reached 0.41 incapacitating accidents per million man-hours worked (MMhw). This figure is 9.8% lower than that recorded during the same period of 2009.

The accident severity index reached 20 days lost per MMhw. This figure is 24.7% lower than that recorded during the same period of 2009.

Environmental Protection	During the first nine months of 2010, the sulfur oxide emissions index decreased to 2.20 tons per thousand tons (t/Mt), as a result of the following measures taken at the Cantarell asset: (i) an increase in repairs to wells with a high gas-oil ratio; and (ii) initiation of operations of gas injection modules in the first half of 2009.

Carbon Credits

On July 9, 2010, a Clean Development Mechanism (CDM) project was registered by PEMEX with the United Nations (UN). The project (a collaboration between PEMEX and Statoil) aims to reduce gas flaring and therefore emissions at the Tres Hermanos field in the Northern Region.

The project contemplates investments to eliminate three flaring systems and the installation of a new processing and treatment gas plant. Additionally, pipelines necessary to transport the recovered gas to the local market will be constructed.

PEMEX expects to reduce C02 emissions by an average of 83 thousand tons per year for ten years, and to receive the corresponding Emission Reduction Certificates from the UN.

Fight against the illicit fuel market

The estimated total volume of missing fuel decreased during the period as a result of faster detection of illegal taps.

During July and August 2010, the estimated total volume of stolen fuels amounted to 329,474 barrels, 6.7% less than the 353,305 barrels recorded as missing during the same months of 2009. Similarly, the estimated total volume of missing fuels during the first eight months of 2010 reached 1,267,569 barrels, 48.1% less than the amount recorded during the same period of 2009.

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Annex

Structure of the Subsidiary Entities	On August 31, 2010, the Board of Directors of Petróleos Mexicanos approved maintaining the structure of its four subsidiary entities.

Fight Against the Illicit Fuels Market

3Q10

During the third quarter of 2010, theft in workplaces was reduced through PEMEX’s efficient monitoring systems and internal field surveillance in accordance with the Comprehensive Program for Fighting Against the Illicit Market.

The assessment of the most vulnerable pipelines, a new surveillance patrolling plan and the sealing of the national pipeline system, as well as the combined efforts of the Ministry of National Defense, the Office of the Federal Attorney General, the Secretary of the Navy, the Federal Police and the National Investigation and Security Center collaborated in the execution of those initiatives.

During the third quarter of 2010, 137 illegal pipeline taps were identified and shut down (92 in oil product pipelines and 45 in crude oil pipelines), as compared to 121 illegal pipeline taps identified during the same period in 2009. In each one of these cases, a corresponding criminal report was filed.

Jan.-Sep. 10

The implementation of the Comprehensive Program for Fighting Against the Illicit Market is aimed at preventing losses of hydrocarbon products caused by acts of theft, illegal extraction, tampering and illegal marketing of petroleum products, as well as reducing their related risks to personnel, facilities and the environment. This program has practically eliminated theft in workplaces. Meanwhile, approximately 100% of estimated lost volume of hydrocarbons illicitly extracted from PEMEX is identified in the pipelines.

These actions have been achieved by efficiently complying with the Technical Operations Auditing program, which involves activities performed at Warehouse/Inventory and Distribution Terminals, Harbor Terminals, Port Operation Facilities, Refineries and pipeline installations in order to identify possible areas of vulnerability and verify the correct application of operating, measurement and product- handling procedures.

Valuable information has been obtained from the analysis of data provided by certain measurement systems, field surveillance and control instruments. These include mobile laboratories, volumetric control for service stations, terminal operations measurement, integrated control systems, a satellite tracking system, closed circuit television and online measurement systems. In addition, we have gathered information through dedicated interfaces in institutional information systems, which were put in place to detect any inconsistencies in the handling of fuels.

The theft of hydrocarbon products in the national pipeline system through illegal tapping, supplies a black market which damages Petróleos Mexicanos’ heritage, operations, functionality and image. Furthermore, it threatens national security.

From January to September 2010, PEMEX, in conjunction with the Ministry of National Defense, the Office of the Federal Attorney General, the Secretary of the Navy, the Federal Police and the National Investigation and Security Center, identified and shut down 412 illegal pipelines taps (as compared to 306 during the same period in 2009) in the national pipeline system. In each one of these cases, a corresponding criminal report was filed. These achievements were the result of: (i) the inspection of pipelines with the use of in-line devices known as go-devils; (ii) the timely monitoring and analysis of pipeline pressure drops, as well as the ongoing evaluation of our monitoring activities relating to missing products; (iii) the re-inspection of certain vulnerable pipelines; and (iv) the new surveillance patrolling plan and the sealing of the national pipeline system.

In 2008, in order to provide for criminal causes of action applicable to activity in the illicit fuels market, PEMEX proposed to the Mexican Congress a reform of the relevant legal framework. On December 10, 2009, following Congressional review, the proposals of the Justice Commission Project, consisting of several amendments to the Mexican Federal Penal Code, the Mexican Federal Code of Criminal Procedure and the Mexican Federal Law against Organized Crime were published in the Parliamentary Gazette of the LXIth Legislature of the Mexican Congress. As of September 30, 2010, these proposals are still under review by the Senate and awaiting its approval.

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Table A1
PEMEX
Average reference prices and Exchange rates

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Mexican crude oil basket (U.S.$/b)	63.91	69.32	8.5%	5.41	52.88	70.15	32.7%	17.27
Natural gas (U.S.$/MMBtu)	3.13	4.28	36.9%	1.15	3.80	4.58	20.4%	0.78
Regular gasoline in the USCGM (U.S.$c/gal)	178.68	196.80	10.1%	18.12	155.48	202.92	30.5%	47.44
Mexican pesos per U.S. dollar (Ps. / U.S.$)	13.34	12.77	-4.3%	(0.57)	13.75	12.72	-7.5%	(1.03)
Foreign exchange appreciation (depreciation)	-2.4%	2.7%		5.10	0.3%	4.3%		3.93

Table A2
PEMEX
Volume of domestic sales

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Dry natural gas (MMcfd)	3,138	3,211	2.3%	73	3,075	3,252	5.8%	178
Petroleum products (Mbd)	1,798	1,734	-3.6%	(64)	1,755	1,764	0.5%	9
Automotive gasolines	790	791	0.1%	1	784	796	1.6%	13
Fuel oil	254	196	-22.6%	(57)	206	197	-4.5%	(9)
Diesel	360	366	1.6%	6	357	367	2.9%	10
LPG	264	268	1.6%	4	274	282	2.6%	7
Jet fuel	53	57	8.1%	4	55	58	4.5%	3
Other	78	55	-29.2%	(23)	77	63	-18.0%	(14)
Petrochemical products (Mt)	883	1,004	13.8%	122	3,001	3,200	6.6%	199

Table A3
PEMEX
Volume of Exports

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Crude oil (Mbd)	1,179	1,358	15.2%	179	1,217	1,315	8.0%	97
Maya(1)	992	1,064	7.3%	72	1,077	1,051	-2.4%	(26)
Istmo	21	67	221.8%	46	15	55	281.6%	41
Olmeca	166	227	36.5%	61	126	208	65.7%	83
Dry natural gas (MMcfd)	47	12	-74.7%	(35)	68	23	-67.0%	(46)
Petroleum products (Mbd)	231	190	-17.8%	(41)	252	194	-23.0%	(58)
Gasolines	3	—	-100.0%	(3)	3	—	-100.0%	(3)
Fuel oil	105	117	11.2%	12	121	124	2.4%	3
Diesel	0	—	-100.0%	(0)	4	1	-86.8%	(4)
LPG	0	0	9.6%	0	1	0	-92.9%	(1)
Jet fuel	2	3	9.7%	0	3	2	-45.0%	(1)
Other	120	70	-41.8%	(50)	120	68	-43.0%	(52)
Petrochemical products (Mt)	239	203	-15.3%	(37)	578	564	-2.4%	(14)

(1)	Includes Altamira.

Table A4
PEMEX
Volume of Imports

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2009	2010	Change		2009	2010	Change
Dry natural gas (MMcfd)	432	545	26.0%	112	405	521	28.8%	116
Petroleum products (Mbd)	557	613	10.0%	56	499	596	19.5%	97
Gasolines	327	370	13.0%	43	314	364	15.8%	50
Fuel oil	76	28	-62.9%	(48)	45	16	-65.2%	(29)
Diesel	70	102	45.3%	32	50	94	90.0%	45
LPG	64	60	-5.5%	(4)	72	71	-1.9%	(1)
Jet fuel	1	5	442.5%	4	1	4	167.4%	2
Other	20	48	143.2%	28	17	47	184.4%	31
Petrochemical products (Mt)	108	112	3.5%	4	390	296	-24.0%	(94)

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Table A5[8]
PEMEX
Business segment information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
				(Ps. MM)
Nine months ending Sep. 30, 2010
Total sales	727,628	449,172	151,689	31,239	678,961	(1,099,673)	939,017
External clients	—	394,386	94,803	18,516	427,116	—	934,822
Intersegment	727,628	52,088	56,886	12,723	249,630	(1,098,956)	0
Revenues from services	—	2,698	—	—	2,215	(718)	4,195
Depreciation and amortization	59,796	6,642	2,650	855	478	—	70,422
Cost of the reserve for employee benefits	29,712	30,025	6,102	8,261	14,140	—	88,239

Gross income (loss)	556,845	(78,624)	9,544	(3,773)	37,829	(33,433)	488,389
Operating income (loss)	532,117	(114,451)	1,221	(11,558)	6,476	(295)	413,510
Comprehensive financing result	(20,310)	(8,139)	2,007	(409)	17,231	(3)	(9,624)
Taxes and duties	477,081	2,802	1,077	217	3,318	—	484,495
Net income (loss)	33,158	(66,992)	3,242	(12,398)	(17,639)	39,209	(21,420)

As of September 30, 2010
Total assets	1,513,467	534,553	142,280	89,569	1,811,072	(2,703,090)	1,387,850
Current assets	746,904	341,238	98,704	71,094	916,917	(1,833,635)	341,223
Investment in securities	707	157	1,820	—	350,942	(343,348)	10,279
Fixed assets	763,046	192,478	41,373	17,319	9,188	—	1,023,404
Acquisition of fixed assets	119,655	12,777	1,685	1,177	259	—	135,552
Total liabilities	1,221,668	581,186	92,256	77,352	1,863,674	(2,359,738)	1,476,398
Current liabilities	452,507	326,143	29,428	16,452	1,235,472	(1,822,125)	237,878
Reserve for employee benefits	220,402	217,667	54,176	60,160	87,319	—	639,724
Equity	291,799	(46,633)	50,024	12,217	(52,602)	(343,352)	(88,548)

Nine months ending Sep. 30, 2009
Total sales	580,758	385,442	125,624	41,403	527,002	(880,874)	779,355
External clients	—	339,319	81,374	13,267	341,357	—	775,317
Intersegment	580,758	43,591	44,249	28,136	183,304	(880,037)	—
Revenues from services	—	2,533	—	—	2,342	(836)	4,038
Depreciation and amortization	52,161	6,703	2,657	853	490	—	62,865
Cost of the reserve for employee benefits	24,661	24,338	5,441	6,733	11,104	—	72,278

Gross income (loss)	425,058	(10,649)	7,953	(5,718)	41,481	(30,826)	427,298
Operating income (loss)	401,749	(42,396)	(1,078)	(14,139)	13,374	426	357,937
Comprehensive financing result	(33,923)	(9,295)	1,615	54	19,627	—	(21,922)
Taxes and duties	380,110	2,473	334	210	6,238	—	389,365
Net income (loss)	(10,762)	(32,902)	1,387	(14,007)	(23,459)	50,214	(29,530)

As of September 30, 2009
Total assets	2,119,563	417,738	135,509	75,794	2,070,221	(3,428,238)	1,390,585
Current assets	1,445,448	237,238	92,307	58,513	1,211,146	(2,593,315)	451,336
Investment in securities	581	157	1,572	—	43,075	(35,130)	10,255
Fixed assets	671,067	178,178	41,319	16,764	9,277	—	916,606
Acquisition of fixed assets	123,858	16,768	187	1,505	928	—	143,246
Total liabilities	1,857,458	469,266	86,601	65,783	2,031,547	(3,120,630)	1,390,024
Current liabilities	1,132,010	238,428	32,314	13,647	1,001,452	(2,166,265)	251,586
Reserve for employee benefits	188,958	186,191	46,635	51,125	72,648	—	545,558
Equity	262,105	(51,528)	48,908	10,011	38,674	(307,608)	561

[8]

In accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss. Therefore, there may be differences between data disclosed in this section and the one included in the “Results by Subsidiary Entities” section.

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Table A6[9]
PEMEX
Derivative financial instruments

	As of September 30,
	2009	2010	Change	2010
Derivative financial instruments linked to debt and assets	(Ps. MM)			(US$MM)
Face Value (Ps. MM)	150,019	147,972	(2,047)	11,837
Interest rate swaps	16,122	10,601	(5,521)	848
Cross currency swaps	92,243	102,637	10,395	8,210
Extinguishing cross currency swaps	22,042	15,875	(6,168)	1,270
Assets swaps	19,613	18,859	(754)	1,509
Mark to market (Ps. MM)	10,141	6,641	(3,501)	531
Interest rate swaps	(1,414)	(1,256)	158	(101)
Cross currency swaps	6,587	5,359	(1,228)	429
Extinguishing cross currency swaps	3,272	2,081	(1,191)	166
Assets swaps	1,697	458	(1,239)	37
Natural gas derivative financial instruments
Mark to market (Ps. MM)	217	134	(83)	11
Long swaps	(5,903)	(4,039)	1,865	(323)
Short swaps	6,120	4,173	(1,946.8)	334
Long options	444	112	(332)	9
Short options	(443)	(112)	331.8	(9)
Volume (MMBtu)	(18,073)	(338,191)	(320,118)
Long swaps	154,330,660	75,574,078	(78,756,582)
Short swaps	(154,342,746)	(75,909,480)	78,433,265
Long options	47,933,418	20,686,518	(27,246,900)
Short options	(47,939,406)	(20,689,307)	27,250,099
Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	149.2	(230.4)	(380)	(18)
Volume (MMb)	15.9	7.0	(9)

Table A7
Tenders in amounts greater than Ps. 100 MM in 3Q10
Pemex-Exploration and Production

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:

18575108-007-10	3,352.3	03/08/2010	WORKOVERS FOR PRODUCTION, SECURITY SYSTEMS, AND COMPLEMENTARY WORKS	AWARDED	COTEMAR

18575088-003-10	1,615.1	05/07/2010	LEASE (WITHOUT PURCHASE OPTION) OF FOUR SELF-ELEVATING DRILLING OFFSHORE PLATFORMS	AWARDED

3 lots	1,371.9	05/07/2010		AWARDED	PERFORADORA CENTRAL

1 lot	243.3	05/07/2010		AWARDED	NOBLE CONTRACTING SARL

18575069-007-10	1,264.1	10/08/2010	PUMPING, CEMENTING AND STIMULATION WORKOVERS IN THE SOUTHERN REGION	AWARDED	DOWELL SCHLUMBERGER DE MEXICO

18575106-013-10	524.9	19/07/2010	GAS PIPELINE CONSTRUCTION IN THE CAMPECHE SOUND	AWARDED	GLOBAL OFFSHORE MEXICO

18575050-008-10	470.6	23/07/2010	ACQUISITION AND PROCESSING OF GEOPHYSICAL INFORMATION IN THE MARINE DIVISION	AWARDED	HALLIBURTON DE MEXICO

18575106-012-10	387.3	03/08/2010	CONSTRUCTION OF A DRILLING PLATFORM IN THE CAMPECHE SOUND	AWARDED	CONSTRUCCIONES MECÁNICAS MONCLOVA

18575050-005-10	316.5	16/07/2010	DRILLING WORKOVERS WITH DIRECTIONAL EQUIPMENT IN THE MARINE REGION	AWARDED	HALLIBURTON DE MEXICO

18575051-007-10	232.2	19/08/2010	VERTICAL AND DIRECTIONAL DRILLING WORKOVERS IN THE NORTHERN REGION WELLS	AWARDED	HALLIBURTON DE MEXICO

18575050-001-10	207.1	05/08/2010	COMPREHENSIVE WORKOVERS FOR CONTROL OF FLUIDS, SOLIDS SEPARATION AND RESIDUALS HANDLING	AWARDED	HALLIBURTON DE MEXICO

18575095-021-10	202.4	15/07/2010	FLUIDS TRANSPORTATION SERVICE USING PRESSURE AND VACCUM EQUIPMENT IN THE SOUTHERN REGION	AWARDED	COMERCIAL EN FLETES MEXICO

18575111-004-10	153.8	26/07/2010	LUBRICANT OILS PURCHASES	AWARDED

4 lots	149.4	26/07/2010		AWARDED	ORGANIZACION 15

1 lot	4.4	26/07/2010		AWARDED	CHEMICAL & SCHUTZ HIGH PERFORMANCE

18575035-006-10	149.2	10/09/2010	SUPPORT SERVICES IN ACTIVITIES RELATED TO SUPPLY PROCESS	AWARDED	DM LUBRICANTS INGENIEROS

18575008-011-10	125.0	05/08/2010	CONSTRUCTION AND REHABILITATION OF ROADS AND FACILITIES IN THE VERACRUZ ASSET	AWARDED	TRASECOL

18575062-029-10	123.8	06/08/2010	CONSTRUCTION, RECONDITIONING AND COMPLEMENTARY WORKOVERS IN DRILLING LOCATIONS IN THE SOUTHERN REGION	AWARDED	GRUPO NA-HÀ

18575062-033-10	109.3	29/07/2010	MAINTENANCE AND REHABILITATION OF ATMOSPHERIC TANKS IN THE SOUTHERNERN REGION	AWARDED	ICACSA PROYECTOS

18575088-006-10	102.5	12/08/2010	ACQUISITION OF PRESSURE CONTROL EQUIPMENT	AWARDED

3 lots	53.8	12/08/2010		AWARDED	GRUPO CORULI

3 lots	34.8	12/08/2010		AWARDED	EQUIPAMIENTO Y MAQUINARIA ESPECIAL GRIJALVA

5 lots	13.8	12/08/2010		AWARDED	GARCIA & MALLITZ

1 lot				VOID

[9]

Derivative financial instruments are accounted for at fair value in the financial statements, in accordance with Mexican FRS C-10 “Derivative Financial Instruments and Hedging Operations.” However, some of these instruments do not comply with the accounting standards required to be designated as hedges even though cash flows generated by these instruments are offset by cash flows generated by the associated positions.

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Table A8
Tenders in amounts greater than Ps. 100 MM in 3Q10
Pemex-Refining

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:

18576179-008-10	228.9	14/09/2010	REHABILITATION OF NUEVO TEAPA - MADERO - CADEREYTA AND NUEVO TEAPA - EMILIO CARRANZA PIPELINES SIGNS	AWARDED	ALPHA CONSTRUCTORA DEDUCTOS

18576171-004-10	134.1	16/07/2010	ACQUISITON OF 69 TRACTORS AND 22 SEMI-TRAILERS	AWARDED	CAMIONES ANDRADE
4 lots	134.1	16/07/2010

18576179-007-10	100.7	14/09/2010	REHABILITATION AND MODERNIZATION OF FIRE PREVENTION SYSTEMS IN THE NUEVO TEAPA PUMPING STATION	AWARDED	SCAP

Table A9
Tenders in amounts greater than Ps. 100 MM in 3Q10
Petróleos Mexicanos

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:

18572038-005-10	207.0	24/09/2010	ACQUISITION AND INSTALLATION OF EQUIPMENTS AND TELECOMMUNICATION ACCESORIES	AWARDED
3 lots	184.4			AWARDED	SISTEMAS ESPECIALIZADOS BRAIN
1 lot	22.6			AWARDED	CIBERNETICA Y ELECTRONICA

If you would like to be included in the Investor Relations distribution list, please access www.ri.pemex.com and click on Distribution list.

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone:	(52 55) 1944 9700

Voice mail:	(52 55) 1944 2500 ext. 59412

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

Celina Torres	Mario Luis Fuentes	Cristina Arista	Ana Lourdes Benavides
celina.torres@pemex.com	mario.luis.fuentes@pemex.com	delia.cristina.arista@pemex.com	abenavides@dcf.pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless it is specified differently.

Rounding

Numbers may not total due to rounding.

Financial information

Excluding budgetary and volumetric information, the financial information included in this report is based on unaudited consolidated financial statements prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards, or FRS)-formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF).

•	Based on FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

•

Based on FRS B-3 “Income Statement” and FRS “C-10” Derivative Financial Instruments and Hedging Transactions”, the financial income and cost of the Comprehensive Financial Result include the effect of financial derivatives.

•	EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign exchange conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos for the Balance Sheet have been made at the established exchange rate, at September 30, 2010, of Ps. 12.5011 = U.S.$1.00; other translations into U.S. dollars of amounts in pesos have been made at the average exchange rates of Ps. 12.8049 = U.S.$1.00 and Ps. 12.7174 = U.S.$1.00 for the third quarter of 2010 and the first nine months of 2010, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price”, and the “producer price”. The final prices of gasoline and diesel are established by the

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SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon reserves

The U.S. Securities and Exchange Commission (SEC) permits filings of oil and gas companies to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F or in our annual report to the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV), available at www.pemex.com.

Proved reserves as of January 1, 2010 are consistent with the comments received from the independent engineering firms during the process of auditing Mexico’s reserves. However, as established in the Regulatory Law to Article 27 of the Constitution of the United Mexican States Concerning Petroleum Affairs, the National Hydrocarbons Commission is currently reviewing the hydrocarbon reserves evaluation reports; the Energy Ministry will disclose the hydrocarbon reserves of the country once this revision is completed. It is possible that differences will arise, particularly with respect to the probable and possible reserves associated with Chicontepec.

Bids

Only results from bids occurred between July 1 and September 30, 2010 are included. For further information, please access www.compranet.gob.mx.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: November 29, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.